FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 13, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS’ Extraordinary Board of Directors Meeting Decisions

Moscow, Russian Federation – April 13, 2006 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the decisions made at its Extraordinary Board of Directors Meeting.

On April 13, 2006 MTS’ Board of Directors (BoD) received notice from Vassily Sidorov, the Company’s President and CEO, requesting early termination of his Contract due to an inability to perform his duties. The BoD accepted this request and appointed Mr Melamed, previously the Director General of the ROSNO Insurance Group, as MTS’ acting President and CEO.

Mr Melamed will assume his duties as acting President and CEO of the Company from April 14, 2006 until the Extraordinary General Meeting of Shareholders (EGM) terminates the powers of the current President and CEO and elects a new President and CEO.

The BoD also nominated Mr Melamed as a candidate for the position of MTS’ President and CEO to be elected at the Company’s EGM. The EGM is scheduled to take place on June 14, 2006.

The Chairman of MTS’ BoD, Sergey Schebetov commented: “The Company has completed the consolidation of its acquired assets and has created a clear-cut three-tier management system. This was done under the leadership of Vassily Sidorov, and we are grateful to him. MTS is now faced with a new task of increasing its efficiency. We are proposing Mr Leonid Melamed in the position of President and CEO as, in our opinion, he is capable of completing this assignment.”

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Biographies

Vassily Sidorov was born on February 2, 1971 in Athens. He is a graduate of the Wharton School of Business of the University of Pennsylvania and of the International Law Faculty of the Moscow State International Relations Institute.

From 1992-1994 Mr Sidorov worked in different capacities for the New York Mercantile Exchange, Arthur Andersen in Moscow, as well as for Barents Group LLC and KPMG Peat Marwick in Washington D.C. He owned and managed several companies from 1995 to 1997 specializing in investment and M&A advisory. From 1997 to 2000 he was Deputy General Director/CFO at Svyazinvest. From August 2000, Mr Sidorov served as First Vice President for Finance and Investments at Sistema Telecom, responsible for M&A, corporate finance and the holding’s investment policy.

In September 2003 he became acting President and CEO of MTS; in October 2003 his position was approved by the Extraordinary General Meeting as President and CEO of MTS.

Vassily Sidorov is married with one daughter.

Leonid Melamed was born on July 11, 1967 in Moscow. He is a graduate of the Sechenov Moscow Medical Academy and holds PhD in Medicine.

Mr Melamed has been with ROSNO since the Company’s founding in 1991. From February 1992, he served as Director of ROSNO’s Centre for Medical Insurance. In June 1992 he held the position of Deputy Chairman of the Management Board and, from 1993, First Deputy Chairman of the Management Board. From September 1997, he served as First Deputy Director General and, from March 2001, as First Deputy Director General-Executive Director. Mr Melamed has held the position of Director General and Chairman of the Management Board of ROSNO since September 15, 2003. He is a member of ROSNO’s BoD.

In 2004 Mr Melamed was elected Chairman of the Expert Council in Insurance Legislation, part of the State Duma Committee on Credit Organizations and Financial Markets.

Leonid Melamed is married with two daughters and one son.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Boris Podolski
	Name:	Boris Podolski
	Title:	Acting CFO

Date: April 13, 2006